July 2, 2024

John C. Corbett
Director and CEO
SouthState Corporation
1101 First Street South, Suite 202
Winter Haven, FL 33880

        Re: SouthState Corporation
            Registration Statement on Form S-4
            Filed June 27, 2024
            File No. 333-280541
Dear John C. Corbett:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Evan Rosen, Esq.